UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For December 6, 2004

Carmanah Technologies Corporation

1304 - 925 West Georgia St., Vancouver, B.C.   V6C 3L2

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F    X                      Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]    Yes       X                No

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):  0-30052

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

      Carmanah Technologies Corporation

(Registrant)

"Peeyush K. Varshney"

Date: December 6, 2004

_____________________________________

Mr. Peeyush K. Varshney, Corporate Secretary

This is the form of material change report required under Section 85(1) of the Securities Act.

BC FORM 53-901F

(formerly Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1.

Reporting Issuer

Carmanah Technologies Corporation

Cathedral Place

Suite 1304 – 925 West Georgia Street

Vancouver, BC V6C 3L2

Item 2.

Date of Material Change

November 30, 2004

Item 3.

Press Release

November 30, 2004, at Vancouver, BC, Canada.

Item 4.

Summary of Material Change

Carmanah Signs Inc., a wholly-owned Carmanah subsidiary, has recently received a contract to supply approximately $650,000 in LED edge-lit illuminated point-of-purchase signs to a large Canadian retailer.

Item 5.

Full Description of Material Change

See attached press release.

Item 6.

Reliance on Section 85(2) of the Act

N/A

Item 7.

Omitted Information

None

Item 8.

Senior Officers

The following senior officers of the Issuer are knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

Art Aylesworth                         Peeyush Varshney

President                                 Corporate Secretary

(250) 380-0052                        (604) 629-0264

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated this 30th day of November 2004.	“Peeyush K. Varshney”
Peeyush K. Varshney
Name Corporate Secretary
Position / Title Vancouver, B.C.
Place of Declaration

FOR IMMEDIATE RELEASE

Tuesday, November 30, 2004

(No.2004-11-26)

CARMANAH SIGNS TO SUPPLY $650,000 SIGN ORDER

Victoria, British Columbia, Canada – Tuesday, November 30, 2004 - Carmanah Technologies Corporation (TSX Venture: CMH) is pleased to announce that Carmanah Signs Inc., a wholly-owned Carmanah subsidiary, has recently received a contract to supply approximately $650,000 in LED edge-lit illuminated point-of-purchase signs to a large Canadian retailer.

“In general, LED-based illumination is an energy efficient and therefore cost-effective solution for point-of-purchase applications”, stated Carmanah’s CEO, Mr. Art Aylesworth.  “In addition, Carmanah’s proprietary illumination technologies provide even more brightness using up to 25% less power than other LED-based illuminated signs.  We are pleased to offer such high performance signs that expand upon Carmanah’s mandate of commercializing ‘green’ technology products.”

The market for illuminated, neon and backlit signs is estimated at $3 billion in the United States alone.  LED edge-lit signage is poised to both expand this market as well as take an increasingly larger share of it, due to the technology’s significant advantages over non-LED alternatives:

-

Up to 90% less electricity consumption than neon or fluorescent (only 2 watts/sq ft);

-

Greater design versatility and crisper detail;

-

Improved brightness and appearance;

-

Shatterproof, glass-free, durable acrylic and aluminum construction;

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10-year minimum lifespan, 3 to 5 times longer than neon or fluorescent.

Delivery for this sign order is scheduled to commence in Q4 2004.  Carmanah Signs is also in the process of producing an additional order of 800 point-of-purchase signs for another larger US-based retailer.  These orders, when combined with the Company’s regular growing sign business, are ensuring Carmanah Signs is near its capacity for production in Q4 2004.

“Our sales and marketing efforts this year in Carmanah Signs are showing the results we anticipated”, states Mr. Aylesworth.  “In fact, our focus is now on the expansion of our production capabilities.”

About Carmanah Signs Inc.

Carmanah Signs (formerly AVVA Light Corporation) is a wholly-owned subsidiary of Carmanah Technologies Corporation.  Carmanah Signs designs, manufactures and distributes proprietary LED edge-lit sign products for the corporate identity, point-of-purchase, architectural and general signage markets.  The shares of Carmanah Technologies Corporation are publicly traded on the TSX Venture Exchange under the symbol "CMH" and on the Berlin and Frankfurt Stock Exchanges under the symbol "QCX".  For more information, please visit www.avva.com or www.carmanah.com.

On Behalf of the Board of Directors,

Carmanah Technologies Corporation

“ Praveen Varshney “

Praveen Varshney, Director

For further information, please contact:

Investor Relations: Mr. Mark Komonoski, Director Investor Relations Tel: (403) 861-8384 Toll-Free: 1-800-665-3749 mkomonoski@carmanah.com	Media: Mr. David Davies Tel: (250) 382-4332 ddavies@carmanah.com

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995.  These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.  These risks and uncertainties are described under the caption "Note Regarding Forward-looking Statements" and "Key Information - Risk Factors" and elsewhere in Carmanah’s Annual Report for the fiscal year ended December 31, 2003, as filed with the U.S. Securities and Exchange Commission and which are incorporated herein by reference.  These risks and uncertainties are also described under the caption "Risk Factors" in Carmanah’s Annual Information Form dated December 31, 2003, as filed with the British Columbia Securities Commission and which are incorporated herein by reference.  Carmanah does not assume any obligation to update the forward-looking information contained in this press release.

Suite 1304-925 West Georgia St., Vancouver, BC, Canada   V6C 3L2

Phone (604) 629-0264 Toll Free 1-866-629-0264

Fax (604) 682-4768   e-mail: investors@carmanah.com